As filed with the Securities and Exchange Commission on August 19, 2016

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands	98-051255
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4th Floor, Belvedere Building,

69 Pitts Bay Road,

Hamilton HM 08, Bermuda

Telephone: (441) 298-2530

Fax: (441) 292-3931

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Watson Farley & Williams LLP

Attention: Daniel C. Rodgers

250 West 55th Street

New York, New York 10019

(212) 922-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

David S. Matheson

Perkins Coie LLP

1120 N.W. Couch Street, Tenth Floor

Portland, OR 97209-4128

(503) 727-2008

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Units underlying Warrants	6,750,000	$5.73(2)	$38,677,500	$3,894.83(2)
10.5% Series D Cumulative Convertible Perpetual Preferred Units	4,000,000	$25.00	$100,000,000	$10,070.00
Total:			$138,677,500	$13,964.83

(1)	Pursuant to Rule 416(a), the number of common units being registered shall be adjusted to include any additional units that may become issuable as a result of any unit distribution, split, combination or similar transaction.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended. The price per unit and aggregate offering price are based on the average of the high and low sale prices of the registrant’s common units on August 18, 2016, as reported on the New York Stock Exchange.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 19, 2016

PROSPECTUS

6,750,000 Common Units

4,000,000 10.5% Series D Cumulative

Convertible Perpetual Preferred Units

Teekay Offshore Partners L.P.

Common Units Representing Limited Partner Interests

10.5% Series D Cumulative Convertible Perpetual Preferred Units

This prospectus relates solely to the offer or resale of up to 4,000,000 of our 10.5% Series D Cumulative Convertible Perpetual Preferred Units (or our Series D Preferred Units), which represent limited partner interests in Teekay Offshore Partners, L.P., and 6,750,000 of our common units (or the warrant exercise units) issuable upon exercise of Series A Warrants and Series B Warrants (together, the Warrants) held by the selling securityholders identified in this prospectus, in each case, which represent limited partner interests in Teekay Offshore Partners L.P., by the selling securityholders identified in this prospectus. Distributions on the Series D Preferred Units are cumulative from the date of original issue and will be payable quarterly in arrears on the 15th day of February, May, August and November of each year, when, as and if declared by the board of directors of our general partner. Distributions will be payable out of amounts legally available therefor at an initial rate equal to 10.50% per annum of the stated liquidation preference. For the first eight quarterly distributions, Teekay Offshore Partners L.P. may, at its discretion, make distributions on the Series D Preferred Units in cash, common units, or a combination of cash and common units. At any time on or after June 29, 2021, the Series D Preferred Units may be redeemed, in whole or in part, out of amounts legally available therefor, at the redemption price described in this prospectus under the caption “Description of the Securities—Series D Preferred Units—Redemption and Conversion—Optional Redemption.”

These Series D Preferred Units, and the Warrants under which the warrant exercise units are issuable upon exercise thereof, were issued to the selling securityholders pursuant to that certain Series D Preferred Unit and Warrant Purchase Agreement (or the Purchase Agreement), dated June 22, 2016 and amended as of June 28, 2016, between us and the selling securityholders in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (or the Securities Act). We will not receive any of the proceeds from the sale of these Series D Preferred Units or the warrant exercise units by the selling securityholders.

The selling securityholders identified in this prospectus, or their respective donees, pledgees, transferees or other successors-in-interest, may sell the Series D Preferred Units and the warrant exercise units at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. The selling securityholders may sell the Series D Preferred Units and the warrant exercise units to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. For additional information on the methods of sale that may be used by the selling securityholders, please read “Plan of Distribution.”

Our common units trade on the New York Stock Exchange under the symbol “TOO.” The last reported sale price of our common units on the New York Stock Exchange on August 18, 2016 was $5.89. Our partnership agreement requires us to use commercially reasonable efforts to cause the Series D Preferred Units to be listed on an exchange registered with the U.S. Securities and Exchange Commission (or the SEC) under Section 6(a) of the U.S. Securities Exchange Act of 1934, as amended (or the Exchange Act), but we are under no obligation with respect to the satisfaction of listing criteria relating to the number of holders of Series D Preferred Units or the public float or market value of the Series D Preferred Units.

Limited partnerships are inherently different than corporations. You should carefully consider each of the factors described under “Risk Factors” beginning on page 6 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2016

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement and any free writing prospectus we authorize to be delivered to you. We have not authorized anyone else to give you different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not offering to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus, any prospectus supplement or any free writing prospectus is accurate as of any date other than its respective date. Our business, financial condition, results of operation and prospects may have changed since those dates. We will disclose material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC. The selling securityholders referred to in the prospectus may offer and resell from time to time up to 4,000,000 of our Series D Preferred Units and up to 6,750,000 of our common units. You should read this prospectus together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

This prospectus does not cover the issuance of any of our Series D Preferred Units or common units by us to the selling securityholders, and we will not receive any of the proceeds from any sale of our Series D Preferred Units or common units by the selling securityholders. Except for underwriting discounts and selling commissions, if any, transfer taxes, if any, and the fees and expenses of their own counsel, if any, which are to be paid by the selling securityholders, we have agreed to pay the expenses incurred in connection with the registration of the Series D Preferred Units and the common units owned by the selling securityholders covered by this prospectus.

Unless otherwise indicated, the term “selling securityholders” as used in this prospectus means the selling securityholders described below under the heading “Selling Securityholders” and their donees, pledgees, transferees and other successors-in-interest. Unless otherwise indicated, references in this prospectus to “Teekay Offshore Partners,” “we,” “us” and “our” and similar terms refer to Teekay Offshore Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the Series D Preferred Units or the common units described herein, shall mean Teekay Offshore Partners L.P. References in this prospectus to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States (or GAAP).

The information in this prospectus is accurate as of its date. You should read carefully this prospectus, any prospectus supplement, and the additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

TEEKAY OFFSHORE PARTNERS L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry, focusing on the deep-water offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a portfolio manager and project developer in the marine midstream market. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and our controlled affiliates to pursue long-term growth opportunities in this market. Our long-term growth strategy focuses on expanding our fleet of shuttle tankers and towing and offshore installation vessels, floating storage and offtake (or FSO) units and floating production, storage and offloading (or FPSO) units and our unit for maintenance and safety (or UMS) under long-term, fixed-rate time charters and expanding into related offshore services. Over the long-term, we intend to continue our practice of primarily acquiring vessels as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We have entered and may enter into joint ventures and partnerships with companies that may provide increased access to long-term, fixed-rate time charter opportunities or may engage in vessel or business acquisitions. Our near-term business strategy is to conserve more of our internally generated cash flows to fund our existing committed growth projects and to reduce or refinance our scheduled debt obligations rather than pursuing additional growth projects. Our operating fleet primarily trades on medium to long-term, stable contracts and we are structured as a publicly-traded master limited partnership. Teekay Corporation indirectly owns and controls our general partner and beneficially owns a 28.1% limited partner interest in us as of August 16, 2016.

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. Our general partner, Teekay Offshore GP L.L.C., a Marshall Islands limited liability company, has an economic interest in us and manages our operations and activities. Our general partner does not receive any management fee or other compensation in connection with its management of our business, but it is entitled to be reimbursed for all direct and indirect expenses incurred on our behalf. Pursuant to services agreements between us and our subsidiaries, on the one hand, and other subsidiaries of Teekay Corporation, on the other hand, the Teekay Corporation subsidiaries provide to us substantially all of our administrative services and to our subsidiaries substantially all of their strategic, business development, advisory, ship management, technical and administrative services.

We are a limited partnership organized under the laws of the Republic of The Marshall Islands. Our principal executive offices are located at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda, and our phone number is (441) 298-2530. Our website address is www.teekayoffshore.com. The information contained in our website is not part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file annual, quarterly and other reports with and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at that address, at prescribed rates, or from the SEC’s website on the internet at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You can also obtain information about us at the offices of the New York Stock Exchange, Inc., 11 Wall Street, 22nd Floor, New York, New York 10005.

As a foreign private issuer, we are exempt under the Exchange Act, from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC and incorporated into this prospectus, automatically will update information previously filed with the SEC and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the year ended December 31, 2015;

•	all Annual Reports on Form 20-F, and all reports on Form 6-K that we expressly identify in such reports as being incorporated by reference into the registration statement of which this prospectus is a part, that we file with or furnish to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering by the selling securityholders;

•	our Reports on Form 6-K furnished to the SEC on May 24, 2016, June 22, 2016, June 30, 2016 and August 15, 2016;

•	all Reports on Form 6-K that we expressly identify in such reports as being incorporated by reference into the registration statement of which this prospectus is a part, that we file with or furnish to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of the initial registration statement and prior to the effectiveness of the registration statement; and

•	the description of our common units contained in our Registration Statement on Form 8-A/A filed on July 29, 2016, including any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document) at no cost by visiting our website at www.teekayoffshore.com, or by writing or calling us at the following address:

Teekay Offshore Partners, L.P.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton HM 08, Bermuda

Attn: Corporate Secretary

(441) 298-2530

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus and any prospectus supplements are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our future or anticipated operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements reflect management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed under the heading “Risk Factors” set forth in this prospectus and those factors discussed in our most recent Annual Report on Form 20-F and in other reports we file with or furnish to the SEC and that are incorporated into this prospectus by reference.

We undertake no obligation to update any forward-looking statement to reflect any change in our expectations or events or circumstances that may arise after the date on which such statement is made. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

RISK FACTORS

An investment in our Series D Preferred Units or common units involves a significant degree of risk. Although many of our business risks are comparable to those of a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation. Before investing in our Series D Preferred Units or common units, you should carefully consider the following risk factors together with all other information included in this prospectus, including the risks discussed under the heading “Risk Factors” in our latest Annual Report on Form 20-F filed with the SEC which are incorporated by reference into this prospectus, and information included or incorporated by reference in any applicable prospectus supplement.

If any of these risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected. In that case, we might be unable to pay distributions on our Series D Preferred Units or common units, the trading price of our common units could decline, and you could lose all or part of your investment.

In addition to the following risk factors, please read “Material U.S. Federal Income Tax Considerations” in this prospectus for a more complete discussion of expected material U.S. federal income tax consequences of owning and disposing of our Series D Preferred Units or common units.

Risks Inherent in an Investment in Us

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. Royal Dutch Shell Plc (or Shell, formerly BG Group Plc), Petroleo Brasileiro S.A. (or Petrobras), Statoil ASA (or Statoil) and E.ON Ruhrgas UK GP Limited (or E.ON) accounted for approximately 30.0%, 17.2%, 8.6% and 9.9%, respectively, of our consolidated revenues from continuing operations during the six months ended June 30, 2016. Shell, Petrobras, Statoil and E.ON accounted for approximately 26%, 18%, 11% and 11%, respectively, of our consolidated revenues from continuing operations during 2015. Petrobras, Statoil, E.ON and Repsol S.A. accounted for approximately 22%, 19%, 12% and 11%, respectively, of our consolidated revenues from continuing operations during 2014. Petrobras, Statoil and Repsol S.A. accounted for approximately 25%, 20% and 13%, respectively, of our consolidated revenues from continuing operations during 2013. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods. Please read “Item 18—Financial Statements: Note 5—Segment Reporting” of our Annual Report on Form 20-F for the year ended December 31, 2015, which is incorporated by reference herein.

Petrobras, the Brazil state-controlled oil company, is alleged to have participated in a widespread corruption scandal involving improper payments to Brazilian politicians and political parties. It is uncertain at this time how this may affect Petrobras, its performance of existing contracts with us or the development of new projects offshore of Brazil. Any adverse effect on Petrobras’ ability to develop new offshore projects or to perform under existing contracts with us could harm us.

In addition, in October 2015, Sevan issued a press release indicating that certain individuals who have left Sevan may have made improper payments to Petrobras between 2005 and 2008 in order to obtain vessel contracts from Petrobras, including the existing contract for the Sevan Piranema FPSO unit, which unit and contract we acquired from Sevan in November 2011 and renamed Piranema Spirit. If it is determined that the Piranema Spirit FPSO contract was illegally obtained by Sevan, in addition to any penalties that could be assessed by the authorities, Petrobras may seek to terminate the contract or may seek damages relating to the arrangement. There is no assurance that we will be able to offset any losses through claims against Sevan. In addition, a former executive of Transpetro, the transportation and logistics subsidiary of Petrobras, has alleged that a subsidiary of ours, among a number of other shipping companies, purportedly made improper payments to local Brazilian agents. Such payments were alleged to have been made by our subsidiary between 2004 and 2006, prior to our initial public offering. Although we believe we have robust anti-corruption programs in place, we have commenced an internal investigation to determine the veracity of these allegations. It is uncertain at this time how these allegations may affect us, if at all, including the possibility of penalties that could be assessed by the relevant authorities. In addition, any dispute with Petrobras in connection with this matter may adversely affect our relationship with Petrobras.

We could lose a customer or the benefits of a contract if:

•	the customer fails to make payments because of its financial inability, disagreements with us or otherwise;

•	we agree to reduce the payments due to us under a contract because of the customer’s inability to continue making the original payments;

•	the customer exercises certain rights to terminate the contract; or

•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the contract.

If we lose a key customer, we may be unable to obtain replacement long-term charters or contracts of affreightment and may become subject, with respect to any shuttle tankers redeployed on conventional oil tanker trades, to the volatile spot market, which is highly competitive and subject to significant price fluctuations. If a customer exercises its right under some charters to purchase the vessel, or terminate the charter, we may be unable to acquire an adequate replacement vessel or charter. Any replacement newbuilding would not generate revenues during its construction and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

The loss of any of our significant customers or a reduction in revenues from them could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity are made by its sole owner, Teekay Corporation, and not by the board of directors of our general partner. Examples include the exercise of its call right, its voting rights with respect to the common units it owns, its registration rights and its determination whether to consent to any merger or consolidation of the partnership;

•	provides that our general partner is entitled to make other decisions in “good faith” if it reasonably believes that the decision is in our best interests (which definition of good faith does not apply to the contractual duty of good faith and fair dealing we owe to holders of our 7.25% Series A Cumulative Redeemable Preferred Units (or our Series A Preferred Units), our 8.50% Series B Cumulative Redeemable Preferred Units (or our Series B Preferred Units), our 8.60% Series C-1 Cumulative Convertible Perpetual Preferred Units (or our Series C-1 Preferred Units) and our Series D Preferred Units (together, our Preferred Units);

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of common unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

In order to become a limited partner of our partnership, a holder of our Series D Preferred Units or a common unitholder agrees to be bound by the provisions in the partnership agreement, including the provisions discussed above.

Fees and cost reimbursements, which our general partner determines for services provided to us, are substantial and reduce our cash available for distribution to our unitholders.

Prior to making any distribution to unitholders, we pay fees for services provided to us and our operating subsidiaries by certain subsidiaries of Teekay Corporation, and we reimburse our general partner for all expenses it incurs on our behalf. These fees are negotiated on our behalf by our general partner and our general partner also determines the amounts it is reimbursed. These fees and expenses include all costs incurred in providing certain advisory, ship management, technical and administrative services to us and our operating subsidiaries. The payment of fees to Teekay Corporation and reimbursement of expenses to our general partner could adversely affect our ability to pay cash distributions to unitholders.

Our general partner, which is owned and controlled by Teekay Corporation, makes all decisions on our behalf, subject to the limited voting rights of our unitholders. In addition, our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors and have no right to elect our general partner or its board of directors (which is appointed by Teekay Corporation) on an annual or other continuing basis, subject to the limited rights of the holders of Series A Preferred Units to elect one director and the holders of Series B Preferred Units to elect one director in the event that six quarterly distributions payable on our Series A Preferred Units or our Series B Preferred Units are in arrears. Our general partner makes all decisions on our behalf. If the unitholders are dissatisfied with the performance of our general partner, they have little ability to remove our general partner. As a result of these limitations, the price at which the common units trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

The vote of the holders of at least two-thirds of all outstanding common units and Preferred Units voting together as a single class is required to remove the general partner. As of August 16, 2016, Teekay Corporation beneficially owned a 28.1% limited partner interest in us, in addition to its 2% general partner interest.

In addition, unitholders’ voting rights are further restricted by our partnership agreement provision providing that any units held by a person that owns 20% or more of any class or series of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. This loss of voting rights does not apply to the Preferred Units. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

The control of our general partner may be transferred to a third party without unitholder consent.

On or after December 31, 2016, our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. In the event of any such transfer, the new members of our general partner would be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers of our general partner.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions may reduce the amount of working capital borrowings we can make for operating our business.

Unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under the Marshall Islands Limited Partnership Act (or Marshall Islands Act), we may not make a distribution to unitholders to the extent that, at the time of the distribution, after giving effect to the distribution, all of our liabilities, other than liabilities to our partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Purchasers of units who become limited partners are liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to the purchaser at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement.

We have issued significant amounts of additional common units and other equity securities to finance vessel acquisitions and organic growth projects, to repay or refinance our debt obligations and to fund capital expenditures and estimated funding gaps, and we expect to issue additional common units or other equity securities in the future. The issuance of additional common units and other equity securities is dilutive to unitholders and increases the risk that we will not have sufficient available cash to maintain or increase cash distribution levels to our unitholders. As a result, we may not have sufficient cash from operations to enable us to pay the current level of distributions on our units or to maintain or increase distributions.

In June 2016, we issued the following equity securities in privately-negotiated transactions:

•	21,978,022 common units;

•	4,000,0000 Series D Preferred Units and warrants exercisable for 6,750,000 common units;

•	8,323,809 common units in consideration for the exchange and cancellation of 1,920,668 of our 8.60% Series C Cumulative Convertible Perpetual Preferred Units (or our Series C Preferred Units); and

•	8,517,745 Series C-1 Preferred Units in consideration for the exchange and cancellation of the remaining 8,517,745 Series C Preferred Units.

Under the terms of the Series C-1 Preferred Units and the Series D Preferred Units, for the next eight quarters, we may, at our discretion, make distributions on such preferred units in cash, common units, or a combination of cash and common units. In addition, in June 2016, we agreed with Teekay Corporation that, until our Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions (other than with respect to incentive distribution rights) to be paid by us to Teekay Corporation or its affiliates, including our general partner, will instead be paid in common units or from the proceeds of the sale of common units. In connection with extending to January 2019 the maturity date of $200 million in obligations owing to Teekay Corporation, we modified the terms of the note to provide that one half of the 10.0% per annum interest will be paid in common units or from the proceeds of the sale of common units.

Our recent issuances of additional equity securities have resulted in unitholder dilution and increased the aggregate amount of cash required to maintain our quarterly distributions to unitholders. Issuing additional equity securities in the future may result in further unitholder dilution and further increase the aggregate amount of cash required to maintain quarterly distributions on our common units.

We may issue additional equity securities without the approval of our unitholders, which would dilute their ownership interests.

Our general partner, without the approval of our unitholders, may cause us to issue an unlimited number of additional common or preferred units or other equity securities of equal or senior rank. The issuance by us of additional common units or other equity securities may have the following effects:

•	our unitholders’ proportionate ownership interest in us may decrease;

•	our unitholders’ right to payment of regular distributions and distributions upon liquidations may be subordinated in right of payment;

•	the amount of cash available for distribution on each unit may decrease;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Our general partner has a call right that may require common unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class or series, except for the Preferred Units, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in this event is the greater of (x) the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership securities of such class during the 90-day period preceding the date such notice is first mailed. As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have the holder’s partnership securities purchased at an undesirable time or price. Common unitholders may also incur a tax liability upon a sale of their units.

Increases in interest rates may cause demand for our Series D Preferred Units or the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general and, in particular, for yield-based equity investments such as our Series D Preferred Units and common units. Any such increase in interest rates or reduction in demand for our Series D Preferred Units or common units resulting from other relatively more attractive investment opportunities may cause the overall demand for our Series D Preferred Units or the trading price of our common units to decline.

We have been organized as a limited partnership under the laws of the Republic of The Marshall Islands, which does not have a well-developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that, for non-resident limited partnerships, it is to be applied and construed to make the law of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of certain Marshall Islands courts, the non-statutory law (or case law) of the courts of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware courts. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a limited partnership formed in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands and all of our assets are located outside of the United States. Our business is operated primarily from our offices in Bermuda, Norway and Singapore. In addition, our general partner is a Marshall Islands limited liability company and a majority of its directors and officers are non-residents of the United States and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or its directors and officers. For more information regarding the relevant laws of the Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities.”

Risks Relating to our Common Units

Our Preferred Units rank senior to our common units, and we are unable to make any distribution to our common unitholders unless full cumulative distributions are made on our Preferred Units.

In April 2013 and April 2015 we issued 6,000,000 of our Series A Preferred Units and 5,000,000 of our Series B Preferred Units, respectively, with a liquidation preference of $25.00 per unit for each of the Series A Preferred Units and the Series B Preferred Units. In June 2016, we issued 8,517,745 of our Series C-1 Preferred Units in exchange for 8,517,745 of our outstanding Series C Preferred Units and issued 4,000,000 of our Series D Preferred Units, with liquidation preferences of $23.95 per unit and $25.00 per unit, respectively. The Preferred Units represent perpetual equity interests in us and rank senior to our common units. Distributions on the Preferred Units are cumulative from the date of original issue (other than with respect to the Series C-1 Preferred Units, for which the initial distribution period commenced on and included May 15, 2016) and are payable quarterly in arrears on the 15th day of February, May, August and November of each year, when, as and if declared by the board of directors of our general partner. No distribution may be declared or paid or set apart for payment on the common units, or any other junior securities, unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Preferred Units and any parity securities through the most recent respective distribution payment dates.

Our Series C-1 Preferred Unit and Series D Preferred Unit distribution rates increase in the event we miss a payment distribution date.

Our Series C-1 Preferred Units and Series D Preferred Units are entitled to cumulative distributions from the date of original issue (other than with respect to the Series C-1 Preferred Units, for which the initial distribution period commenced on and included May 15, 2016), with distributions being calculated at an annual rate of 8.60% and 10.50%, respectively, on the stated liquidation preference and payable quarterly in arrears on the 15th day of February, May, August and November of each year, when, as and if declared by the board of directors of our general partner. If we fail to make any such distribution to the holders of our Series C-1 Preferred Units or Series D Preferred Units, the rate at which distributions are calculated increases from 8.60% to 12.60% and from 10.50% to 11.50%, respectively, applied prospectively from the date of the missed distribution to all accrued but unpaid distributions until such amounts are paid in full.

In establishing cash reserves, our general partner may reduce the amount of cash available for distribution to unitholders.

Our partnership agreement requires our general partner to deduct from our available cash reserves that it determines are necessary to fund our future operating expenditures. These reserves affect the amount of cash available for distribution by us to our unitholders. In addition, our partnership agreement requires our general partner each quarter to deduct from operating surplus estimated maintenance capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution.

Risks Relating to our Series D Preferred Units

The Series D Preferred Units are a new issue of securities with no established trading market.

Our partnership agreement requires us to use commercially reasonable efforts to cause the Series D Preferred Units to be listed on a national securities exchange; however, we cannot assure you that we will be able to cause the Series D Preferred Units to be listed on such an exchange. Even if the Series D Preferred Units are listed on a national securities exchange, the Series D Preferred Units may continue to be relatively illiquid and you may be unable to sell your Series D Preferred Units. Trading markets for the Series D Preferred Units may not develop or any such markets may not have sufficient liquidity. Accordingly, we cannot assure you that trading markets for the Series D Preferred Units will ever develop or be maintained.

Tax Risks

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income,” or (b) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the

Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that it is more likely than not we are not a PFIC based on representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and operations. No assurance can be given, however, that the opinion of Perkins Coie LLP would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Material U.S. Federal Income Tax Considerations”) held units, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. Holders if we are treated as a PFIC, please read “Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.”

Holders of our Series D Preferred Units or our common unitholders may be subject to income tax in one or more non-U.S. countries, including Canada, as a result of owning our Series D Preferred Units or common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require holders of our Series D Preferred Units or our common unitholders to file a tax return with, and pay taxes to, those countries. Any foreign taxes imposed upon us or any of our subsidiaries will reduce our cash available for distribution to unitholders.

We intend that our affairs and the business of each of our subsidiaries is conducted and operated in a manner that minimizes foreign income taxes imposed upon us and our subsidiaries or which may be imposed upon unitholders as a result of owning our Series D Preferred Units or common units. However, there is a risk that holders of our Series D Preferred Units or common unitholders will be subject to tax in one or more countries, including Canada, as a result of owning our Series D Preferred Units or common units if, under the laws of any such country, we are considered to be carrying on business there. If holders of our Series D Preferred Units or common unitholders are subject to tax in any such country, holders of our Series D Preferred Units or common unitholders may be required to file a tax return with, and pay taxes to, that country based on their allocable share of our income. We may be required to reduce distributions to holders of our Series D Preferred Units or common unitholders on account of any withholding obligations imposed upon us by that country in respect of such allocation to holders of our Series D Preferred Units or common unitholders. The United States may not allow a tax credit for any foreign income taxes that holders of our Series D Preferred Units or common unitholders directly or indirectly incur. Any foreign taxes imposed upon us or any of our subsidiaries will reduce our cash available for distribution to unitholders.

We may be subject to taxes, which reduce our cash available for distribution to unitholders.

We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. For example, authorities in Norway have asserted certain positions that may result in additional tax imposed on our subsidiaries in Norway. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our Norwegian subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, Teekay Corporation indirectly owns less than 50% of the value of our outstanding units and therefore we believe that we do not satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code and our U.S. source income is subject to taxation under Section 887 of the Code. The amount of such tax will depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of Series D Preferred Units or common units by the selling securityholders under this prospectus and any related prospectus supplement. Please read “Selling Securityholders.”

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth the historical ratio of our consolidated earnings to our consolidated fixed charges and preferred unit distributions for the periods indicated.

	Six Months Ended June 30, 2016		Year ended December 31,
			2015	2014	2013	2012	2011
Ratio of earnings to fixed charges and preference dividends(1)	—	(2)	1.4x	1.1x	1.6x	2.9x	—	(3)

(1)	This data is unaudited for all periods presented. For purposes of computing these ratios, earnings is the result of adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, and subtracting interest capitalized. Fixed charges represent (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) interest within time-charter hire expense. Preferred unit distributions represent the amount of pre-tax earnings that is required to pay the cash distributions on outstanding preferred units and is computed as the amount of (x) the distribution divided by (y) the result of one minus the effective income tax rate applicable to continuing operations. No preferred units were outstanding during any of 2011 or 2012. We issued Series A Preferred Units in April 2013, Series B Preferred Units in April 2015, Series C Preferred Units in July 2015, the remainder of which were exchanged for Series C-1 Preferred Units in June 2016, and Series D Preferred Units in June 2016. This table does not reflect the payment of distributions on our common units on August 12, 2016 and on our Preferred Units on August 15, 2016.
(2)	For the six months ended June 30, 2016, the ratio of earnings to fixed charges and preferred unit distributions was less than 1.0x. The amount of the deficiency was $131.2 million.
(3)	For the year ended December 31, 2011, the ratio of earnings to fixed charges and preferred unit distributions was less than 1.0x. The amount of the deficiency was $89.7 million.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2016 on a historical basis.

The historical data in the table is derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our Report on Form 6-K furnished to the SEC on August 15, 2016, which is incorporated by reference herein.

(In thousands)	As of June 30, 2016(1)

Total cash and cash equivalents	$380,718

Long-term debt, including current portion	$3,241,231
Convertible preferred units	268,277
Equity:
Non-controlling interests	59,185
Partners’ equity	924,669

Total equity	983,854

Total capitalization	$4,493,362

(1)	Excludes payment of an aggregate of $16.3 million in cash and 1,959,667 common units distributed on our common units on August 12, 2016 and our Preferred Units on August 15, 2016. Also excludes $94.0 million of net debt repayments after June 30, 2016 and $59.6 million of installment payments on newbuilding contracts and conversions made after June 30, 2016.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units are listed for trading on the New York Stock Exchange under the symbol “TOO.”

The following table sets forth, for the periods indicated, the high and low sales price per common unit, as reported on the New York Stock Exchange, and the amount of quarterly cash distributions declared per unit. The closing sale price of our common units on the New York Stock Exchange on August 18, 2016 was $5.89 per common unit. As of August 16, 2016, we had 139,389,847 common units outstanding.

	Price Ranges		Quarterly Cash Distributions(1)
	High	Low
Years Ended
December 31, 2015	$26.73	$3.68
December 31, 2014	37.46	20.61
December 31, 2013	36.09	26.17
December 31, 2012	30.14	24.55
December 31, 2011	31.50	22.01
Quarters Ended
September 30, 2016(2)	$6.18	$4.95
June 30, 2016	7.25	4.06	$0.1100
March 31, 2016	6.68	2.30	0.1100
December 31, 2015	17.30	3.68	0.1100
September 30, 2015	20.38	13.74	0.5600
June 30, 2015	24.72	19.21	0.5384
March 31, 2015	26.73	18.91	0.5384
December 31, 2014	33.77	20.61	0.5384
September 30, 2014	36.44	32.66	0.5384
June 30, 2014	37.46	32.41	0.5384
March 31, 2014	33.46	30.87	0.5384
Months Ended
August 31, 2016(3)	$5.99	$4.95
July 31, 2016	6.18	5.16
June 30, 2016	6.30	4.06
May 31, 2016	6.68	5.00
April 30, 2016	7.25	4.84
March 31, 2016	6.68	3.00
February 29, 2016	4.62	2.30

(1)	Distributions are shown for the quarter with respect to which they were declared. Cash distributions are declared and paid within 45 days following the close of each quarter.
(2)	Period beginning July 1, 2016 and ending August 18, 2016.
(3)	Period beginning August 1, 2016 and ending August 18, 2016.

SELLING SECURITYHOLDERS

This prospectus covers the offering for resale of up to 4,000,000 of our Series D Preferred Units and up to 6,750,000 common units by the selling securityholders identified below.

The 4,000,000 Series D Preferred Units and the Warrants exercisable for 6,750,000 common units were issued to the selling securityholders pursuant to the Series D Preferred Unit and Warrant Purchase Agreement, dated June 22, 2016 and amended as of June 28, 2016, between us and the selling securityholders. The 4,500,000 Series A Warrants are exercisable into 4,500,000 common units at an exercise price of $4.55 per common unit, and the 2,250,000 Series B Warrants are exercisable into 2,250,000 common units at an exercise price of $6.05 per common unit, subject to customary anti-dilution adjustments. The Warrants are exercisable from December 29, 2016, until June 29, 2023, and the Warrants may be net settled in cash or common units at our option.

The table below sets forth the names of the selling securityholders, the number of our common units and Series D Preferred Units owned by the selling securityholders immediately prior to the date of this prospectus and the number of common units and Series D Preferred Units to be offered by the selling securityholders pursuant to this prospectus. The table below assumes that the selling securityholders will sell all of the common units and the Series D Preferred Units offered for sale; however, we do not know when or in what amounts the selling securityholders may offer securities for sale. The selling securityholders may elect not to sell any or all of the common units or Series D Preferred Units offered by this prospectus. The selling securityholders identified below may currently hold or acquire at any time common units or Series D Preferred Units in addition to those registered hereby. In addition, the selling securityholders identified below may sell, transfer or otherwise dispose of some or all of their common units or Series D Preferred Units in private placement transactions exempt from or not subject to the registration requirements of the Securities Act. For information on the procedure for sales by the selling securityholders, please read the disclosure set forth under the heading “Plan of Distribution.”

Information concerning the selling securityholders may change from time to time and, to the extent required, we will supplement this prospectus accordingly.

Other than as described in the notes to the table below, to our knowledge, the selling securityholders do not have nor have had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of our securities. Because the selling securityholders may sell all or a portion of the Series D Preferred Units or common units registered hereby, we cannot accurately state the number or percentage of our Series D Preferred Units or common units that the selling securityholders will hold upon completion of the offering.

We have prepared the following table and the related notes based on information supplied to us by the selling securityholders on or prior to August 16, 2016. We have not sought to verify such information. Additionally, the selling securityholders may have sold or transferred some or all of the Series D Preferred Units or common units listed below in exempt or non-exempt transactions since the date on which the information was provided to us. Other information about the selling securityholders may change over time.

Selling Securityholders	Common units beneficially owned(1) prior to this offering		Common Units issuable upon exercise of Series A Warrants	Common Units issuable upon exercise of Series B Warrants	Common units that may be offered hereby		Common units beneficially owned after this offering(2)		Series D Preferred Units beneficially owned prior to this offering(3)		Series D Preferred Units that may be offered hereby		Series D Preferred Units beneficially owned after this offering(3)(4)
	Number	Percent	Number	Number	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent
Concord Equity (Cayman) Limited(5)	—	—	180,000	90,000	270,000	0.20%	—	—	160,000	4.00%	160,000	4.00%	—	—
Resolute Investments, Ltd.(6)	464,875	0.33%	495,000	247,500	742,500	0.54%	464,875	0.32%	440,000	11.00%	440,000	11.00%	—	—
Teekay Corporation	39,138,990	28.08%	1,170,000	585,000	1,755,000	1.28%	39,138,990	26.78%	1,040,000	26.00%	1,040,000	26.00%	—	—
Peter Evensen(8)	219,964	0.16%	22,500	11,250	33,750	0.02%	219,964	0.15%	20,000	0.50%	20,000	0.50%	—	—
MTP Energy Fund LTD(9)	5,142,858	3.69%	1,053,000	526,500	1,579,500	1.15%	5,142,858	3.52%	936,000	23.40%	936,000	23.40%	—	—
Triangle Peak Partners II, LP(10)	165,820	0.12%	13,500	6,750	20,250	0.01%	165,820	0.11%	12,000	0.30%	12,000	0.30%	—	—
TPP II Annex Fund, LP(10)	718,553	0.52%	58,500	29,250	87,750	0.06%	718,553	0.49%	52,000	1.30%	52,000	1.30%	—	—
Cobalt Partners II, LP(11)	—	—	49,500	24,750	74,250	0.05%	—	—	44,000	1.10%	44,000	1.10%	—	—
Cobalt Offshore Master Fund, LP(11)	—	—	103,500	51,750	155,250	0.11%	—	—	92,000	2.30%	92,000	2.30%	—	—
Cobalt Partners, LP(11)	—	—	375,750	187,875	563,625	0.41%	—	—	334,000	8.35%	334,000	8.35%	—	—
Cobalt KC Partners, LP(11)	—	—	33,750	16,875	50,625	0.04%	—	—	30,000	0.75%	30,000	0.75%	—	—
DNB Bank ASA(12)	—	—	450,000	225,000	675,000	0.49%	—	—	400,000	10.00%	400,000	10.00%	—	—
Brookfield Global Infrastructure Securities Income Fund(13)	—	—	173,728	86,864	260,592	0.19%	—	—	154,425	3.86%	154,425	3.86%	—	—
Brookfield Global Listed Infrastructure Income Fund Inc.(13)	—	—	276,272	138,136	414,408	0.30%	—	—	245,575	6.14%	245,575	6.14%	—	—
Luminus Energy Partners Master Fund, Ltd.(14)	659,341	0.47%	45,000	22,500	67,500	0.05%	659,341	0.45%	40,000	1.00%	40,000	1.00%	—	—

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, as amended, and includes voting or investment power with respect to the securities. The percentage of beneficial ownership of common units for each selling securityholder is based on (i) 139,389,847 shares of our common units issued and outstanding as of August 16, 2016 and (ii) the common units underlying convertible preferred securities, unit options and warrants convertible or exercisable (but excluding any common units issuable upon conversion of our Series C-1 Preferred Units or Series D Preferred Units in connection with a change of control), as the case may be, by such person or group within 60 days of the date of this prospectus, if any. Although the common units issuable upon exercise of the Warrants are included in the common units being offered in this prospectus by the selling securityholders, such Warrants are not exercisable until December 29, 2016 and therefore the common units underlying the Warrants, because they cannot be acquired within 60 days, are not included in this column as being beneficially owned. This table does not reflect any common units that may be distributed to any selling securityholder, in lieu of cash, in such selling securityholder’s capacity as a holder of our Series C-1 Preferred Units or Series D Preferred Units.
(2)	Assumes (i) the Warrants held by the selling securityholders will be exercised for the maximum number of our common units issuable upon exercise of the Warrants, (ii) the selling securityholders will sell all of the common units issuable upon exercise of the Warrants pursuant to this prospectus and (iii) no sales of any common units held by any selling securityholder as of August 16, 2016 that are not registered for resale under this prospectus.
(3)	The percentage of beneficial ownership of Series D Preferred Units for each selling securityholder is based on 4,000,000 shares of our Series D Preferred Units issued and outstanding as of August 16, 2016.
(4)	Assumes the sale of all Series D Preferred Units offered in this prospectus and no sales of any Series D Preferred Units held by any selling securityholder as of August 16, 2016 that are not registered for resale under this prospectus.
(5)	The address of this selling securityholder is Bayside House, Bayside Executive Park, West Bay Street and Blake Road, Nassau, Bahamas.

(6)	Resolute Investments, Ltd. shares voting and investment power in its common units with Path Spirit Ltd. Axel Karlshoej is a member of the boards of directors of Teekay Corporation, which owns our general partner, and of Path Spirit Ltd., which is the trust protector for Kattegat Limited, the trust that indirectly owns all of Resolute Investments, Ltd.’s outstanding equity. Thomas Kuo-Yuen Hsu is the president and a director of Resolute Investments, Ltd. and a director of Teekay Corporation. Bjorn Moller is a director of Teekay Corporation and of Kattegat Limited. Sean Day is the chair of our board of directors and of that of Teekay Corporation, as well as a consultant to Kattegat Limited. The address of Resolute Investments, Ltd. is 4th Floor Belvedere Building, 69 Pitts Bay Road, Hamilton, Bermuda HM08.
(7)	Peter Evensen, the President and Chief Executive Officer and Director of Teekay Corporation, is also the Chief Executive Officer and Chief Financial Officer of our general partner. C. Sean Day, Chairman of Teekay Corporation, is also Chairman of our general partner. Kenneth Hvid, President and Chief Executive Officer of Teekay Offshore Group Ltd., is also a Director of our general partner. The address of Teekay Corporation is 4th Floor Belvedere Building, 69 Pitts Bay Road, Hamilton, Bermuda HM08.
(8)	Peter Evensen is the Chief Executive Officer and Chief Financial Officer of our general partner, as well as a member of our general partner’s board of directors. Additionally, Peter Evensen is the President and Chief Executive Officer and director of Teekay Corporation. Peter Evensen has disclaimed beneficial ownership of 103,732 of his common units. Peter Evensen’s address is 4th Floor Belvedere Building, 69 Pitts Bay Road, Hamilton, Bermuda HM08.
(9)	MTP Energy Management LLC (or MTP Energy Management) serves as the Investment Advisor to MTP Energy Fund LTD. MTP Energy Management exercises voting and investment power over the units held for the account of MTP Energy Fund LTD. Magnetar Financial LLC (or Magnetar Financial) serves as the sole member of MTP Energy Management. Magnetar Capital Partners LP (or Magnetar Capital Partners) serves as the sole member of Magnetar Financial. Supernova Management LLC (or Supernova Management) is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Alec N. Litowitz. Each of MTP Energy Management, Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed the beneficial owner of the units held by such selling securityholder. Such persons, however, expressly disclaim any beneficial ownership of the securities held by the selling securityholder. This selling securityholder and/or its affiliates hold Series C-1 Preferred Units. The address of this selling securityholder is 1603 Orrington Ave, 13th Floor, Evanston, IL 60201.
(10)	This selling securityholder and/or its affiliates holds Series C-1 Preferred Units. Triangle Peak Partners II General Partner, LLC (or TPP GP) is the general partner of Triangle Peak Partners II, LP and TPP II Annex Fund, LP. Michael C. Morgan, Dain F. DeGroff and David L. Pesikoff serve as the managers of TPP GP and may be considered to share voting and investment power over the units held for the accounts of Triangle Peak Partners II, LP and TPP II Annex Fund, LP. The address of Triangle Peak Partners II, LP and TPP II Annex Fund, LP. is PO Box 3788, Carmel, California 93921.
(11)	These selling securityholders are under common control of their general partner, Cobalt Management, LLC, for which there is a sole managing member, Wayne Cooperman. The address of these selling securityholders is 636 Morris Turnpike, Suite 2B, Short Hills, NJ 07078.
(12)	DNB Bank ASA has broker/dealer subsidiaries, in several countries, including Norway, Sweden and the United Kingdom and a U.S. registered broker/dealer, DNB Markets, Inc. The address of DNB Bank ASA is Dronning Eufemias gate 30, 0191 Oslo, Norway.
(13)	Brookfield Investment Management Inc., the investment manager for Brookfield Global Infrastructure Securities Income Fund and Brookfield Global Listed Infrastructure Fund Inc., is affiliated with Brookfield Financial Services LP, a foreign broker dealer and Brookfield Private Advisors LLC, a US registered broker dealer. These broker dealers are limited purpose broker dealers and Brookfield Investment Management Inc. does not conduct any trading with them. The address of this selling securityholder is 71 S. Wacker Dr. Suite 3400, Chicago, IL 60660.
(14)	The address of this selling securityholder is 1700 Broadway, 38th Floor, New York, NY 10019.

DESCRIPTION OF THE SECURITIES

The following description of our common units and the Series D Preferred Units does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our Fifth Amended and Restated Partnership Agreement (or the partnership agreement), which is incorporated by reference into this prospectus, and sets forth the terms of our common units and the Series D Preferred Units. A copy of the partnership agreement may be obtained from us as described under “Where You Can Find More Information.”

Common Units

General

Our common units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and privileges of holders of our common units, our Preferred Units and our general partner in and to partnership distributions, please read “Cash Distributions.”

Number of Units

As of August 16, 2016, we had 139,389,847 common units outstanding, of which 39,138,990 were beneficially owned by Teekay Corporation, which owns our general partner.

Exchange Listing

Our common units are listed on the New York Stock Exchange, where they trade under the symbol “TOO.”

Transfer Agent and Registrar

Computershare Inc. serves as registrar and transfer agent for our common units.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units automatically will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly. Each transferee automatically shall be deemed to:

•	represent that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	agree to be bound by the terms and conditions of, and to have executed, our partnership agreement;

•	grants powers of attorney to officers of our general partner and any liquidator of us as specified in our partnership agreement; and

•	give the consents and approvals contained in our partnership agreement.

We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Series D Preferred Units

General

The Series D Preferred Units offered hereby are a new series of preferred units. We may, without notice to or consent of the holders of the then-outstanding Series D Preferred Units, authorize and issue additional Series D Preferred Units and Junior Securities (as defined in the partnership agreement).

The Series D Preferred Units entitle the holders thereof to receive cumulative cash distributions when, as and if declared by our general partner’s board of directors out of legally available funds for such purpose, except that for the first eight quarterly distributions we may, in our discretion, make distributions on the Series D Preferred Units in cash, common units, or a combination of cash and common units. Please read “—Distributions—Distributions in Common Units.” Each Series D Preferred Unit has a fixed liquidation preference of $25.00 per unit (or Stated Series D Liquidation Preference) plus an amount equal to the accumulated and unpaid distributions thereon to the date fixed for payment, whether or not declared. Please read “—Liquidation Rights.”

The Series D Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series D Preferred Units rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

Subject to certain limitations, each holder of Series D Preferred Units may elect, in its own discretion, at any time on or after June 29, 2021, to convert all or any portion of the Series D Preferred Units at the then applicable Series D Conversion Ratio (as defined in the partnership agreement), subject to the payment of any accrued but unpaid distributions to the date of such conversion. The Series D Preferred Units will not be subject to mandatory redemption or to any sinking fund requirements. The Series D Preferred Units will be subject to redemption, in whole or in part, at our option commencing on or after June 29, 2021. The Series D Preferred Units also entitle their holders to certain redemption rights in the event of a Change of Control (as defined in the partnership agreement). Please read “—Redemption and Conversion.”

Transfer Agent and Registrar

We have appointed Computershare Inc. as the paying agent (or the Paying Agent), and the registrar and transfer agent (or the Registrar and Transfer Agent) for the Series D Preferred Units. The address of the Paying Agent is 250 Royall Street, Canton MA 02021.

Ranking

In addition to our Series D Preferred Units, we have established other series of preferred units. As of the date of this prospectus, there were 6,000,000 of our Series A Preferred Units, 5,000,000 of our Series B Preferred Units, 8,517,745 of our Series C-1 Preferred Units and 4,000,000 of our Series D Preferred Units issued and outstanding.

With respect to anticipated quarterly distributions and distributions upon the liquidation, winding-up and dissolution of our affairs, the Series D Preferred Units rank:

•	senior to the Junior Securities (as defined in the partnership agreement, which term includes our common units);

•	on a parity with the Parity Securities (as defined in the partnership agreement, which term includes the Series A Preferred Units, the Series B Preferred Units and the Series C-1 Preferred Units); and

•	junior to the Senior Securities (as defined in the partnership agreement).

Under the partnership agreement, we may issue Junior Securities from time to time in one or more series without the consent of the holders of the Series D Preferred Units. Our general partner’s board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any units of that series. Our general partner’s board of directors will also determine the number of units constituting each series of securities. Our ability to issue additional Parity Securities in certain circumstances or Senior Securities is limited as described under “—Voting Rights.”

Liquidation Rights

The holders of outstanding Series A Preferred Units, Series B Preferred Units, Series C-1 Preferred Units and Series D Preferred Units will be entitled, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per unit, $25.00 per unit, $23.95 per unit and $25.00 per unit, respectively, in cash plus an amount equal to the accumulated and unpaid distributions thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common units or any other Junior Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose. In the event that our assets available for distribution to holders of the outstanding Series A Preferred Units, Series B Preferred Units, Series C-1 Preferred Units, Series D Preferred Units and any other Parity Securities are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series A Preferred Units, Series B Preferred Units, Series C-1 Preferred Units, Series D Preferred Units and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the then outstanding Series A Preferred Units, Series B Preferred Units, Series C-1 Preferred Units, Series D Preferred Units and other Parity Securities, our remaining assets and funds will be distributed among the holders of the common units and any other Junior Securities then outstanding according to their respective rights.

Voting Rights

The Series D Preferred Units have no voting rights except as set forth below or as otherwise provided by Marshall Islands law.

The Series D Preferred Units, together with the Series C Preferred Units (none of which are currently outstanding) and Series C-1 Preferred Units, are entitled to vote together with the common units as a single class, with each Series C Preferred Unit, Series C-1 Preferred Unit and Series D Preferred Unit entitled to one vote for each common unit into which such Series C Preferred Unit, Series C-1 Preferred Unit or Series D Preferred Unit is convertible upon certain change of control transactions.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series D Preferred Units, voting as a single class, we may not approve:

•	any amendment to the partnership agreement that would modify any terms of the Series D Preferred Units (or following any listing of the Series D Preferred Units on a national securities exchange, any amendment that would have a material adverse effect on the then existing terms of the Series D Preferred Units), or

•	the creation or issuance of any Senior Securities.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the Preferred Units, voting together as a single class, we may not approve:

•	the issuance of any Parity Securities or Senior Securities if the cumulative distributions payable on any of the Preferred Units are in arrears; or

•	the creation or issuance of any Senior Securities.

On any matter described above in which the holders of the Series D Preferred Units are entitled to vote as a class, such holders will be entitled to one vote per unit. As of the date of this prospectus, the Series D Preferred Units represent approximately 17.0% of the total voting power of the Preferred Units; however, the Series D Preferred Units held by us or any of our subsidiaries or affiliates will not be entitled to vote.

Distributions

General

Holders of Series D Preferred Units will be entitled to receive, when, as and if declared by our general partner’s board of directors out of legally available funds for such purpose, cumulative cash distributions from June 29, 2016.

Distribution Rate

Distributions on Series D Preferred Units will be cumulative, payable on each Distribution Payment Date when, as and if declared by our general partner’s board of directors or any authorized committee thereof out of legally available funds for such purpose. Distributions on the Series D Preferred Units will accrue at a rate of 10.5% per annum per $25.00 stated liquidation preference per Series D Preferred Unit. If we fail to make any such distribution to the holders of our Series D Preferred Units, the rate at which distributions are calculated increases from 10.50% to 11.50%, applied prospectively from the date of the missed distribution to all accrued but unpaid distributions until such amounts are paid in full.

Distribution Payment Dates

The “Distribution Payment Dates” for the Series D Preferred Units will be each February 15, May 15, August 15 and November 15. Distributions will accumulate in each distribution period from and including the preceding Distribution Payment Date or the initial issue date, as the case may be, to but excluding the applicable Distribution Payment Date for such distribution period, and distributions will accrue on accumulated distributions at the applicable distribution rate. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions. Distributions on the Series D Preferred Units will be payable based on a 360-day year consisting of twelve 30-day months. “Business Day” means a day on which The New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Distributions

Not later than the close of business, New York City time, on each Distribution Payment Date, we will pay those distributions, if any, on the Series D Preferred Units that have been declared by our general partner’s board of directors to the holders of such units as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (or Record Date) will be the fifth Business Day immediately preceding the applicable Distribution Payment Date, except that in the case of payments of distributions in arrears, the Record Date with respect to a Distribution Payment Date will be such date as may be designated by our general partner’s board of directors in accordance with our partnership agreement, as amended.

So long as the Series D Preferred Units are held of record by the nominee of the Securities Depository (as defined below), declared distributions will be paid to the Securities Depository in same-day funds on each Distribution Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series D Preferred Units in accordance with the instructions of such beneficial owners.

No distribution may be declared or paid or set apart for payment on any Junior Securities (other than a distribution payable solely in units of Junior Securities) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series D Preferred Units and any Parity Securities (including the Series A Preferred Units, Series B Preferred Units and Series C-1 Preferred Units) through the most recent respective distribution payment dates. Accumulated distributions in arrears for any past distribution period may be declared by our general partner’s board of directors and paid on any date fixed by our general partner’s board of directors, whether or not a Distribution Payment Date, to holders of the Series D Preferred Units on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated distributions in arrears on all outstanding Series D Preferred Units and any Parity Securities (including the Series A Preferred Units, Series B Preferred Units and Series C-1 Preferred Units) have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated distributions in arrears will be made in order of their respective distribution payment dates, commencing with the earliest. If less than all distributions payable with respect to all Series D Preferred Units and any Parity Securities (including the Series A Preferred Units, Series B Preferred Units and Series C-1 Preferred Units) are paid, any partial payment will be made pro rata with respect to the Series D Preferred Units and any Parity Securities (including the Series A Preferred Units, Series B Preferred Units and Series C-1 Preferred Units) entitled to a distribution payment at such time in proportion to the aggregate amounts remaining due in respect of such units at such time. Holders of the Series D Preferred Units will not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid distributions as described under “—Distributions—Distribution Rate,” no interest or sum of money in lieu of interest will be payable in respect of any distribution payment which may be in arrears on the Series D Preferred Units.

Distributions in Common Units

Notwithstanding the foregoing or anything in this prospectus to the contrary, for each of the first eight distribution periods for the Series D Preferred Units, which periods commenced with the distribution period ended August 15, 2016, the Series D Preferred Unit distributions shall be paid, in the sole discretion of our general partner, in cash, common units, or in a combination of cash and common units. If our general partner determines to pay the Series D Preferred Unit distributions in common units, the number of common units to be issued as payment shall be determined by dividing (x) the amount of the cash portion of Series D Preferred Unit distribution otherwise payable for the applicable Series D Preferred Unit distribution period by (y) 96.0% of the volume-weighted average trading price for the 10 consecutive trading days ending on the trading day immediately prior to the Series D Preferred Unit distribution record date.

Redemption and Conversion

Conversion

Commencing on June 29, 2021, each holder of Series D Preferred Units may elect, in its own discretion and no more than once in any 12-month period, to convert all or any portion of such holder’s Series D Preferred Units in an aggregate amount equaling or exceeding $5 million to common units at the then applicable Series D Conversion Ratio (as defined in the partnership agreement), subject to the payment of any accrued but unpaid distributions to the date of such conversion. In order to convert the Series D Preferred Units to common units, a holder of Series D Preferred Units must (a) provide written notice to us setting forth the number of Series D Preferred Units such holder holds and the number of Series D Preferred Units such holder is electing to convert and (b) if such Series D Preferred Units are certificated, deliver a certificate to the Transfer Agent representing an amount of Series D Preferred Units at least equal to the amount such holder of Series D Preferred Units is electing to convert (or an instruction letter to the Transfer Agent, if the Series D Preferred Units are in book-entry form, indicating the amount of Series D Preferred Units such holder of Series D Preferred Units is electing to convert), together with such additional information as may be reasonably requested by the Transfer Agent. We will effect the conversion of the Series D Preferred Units to common units prior to the tenth business day following receipt by us and the Transfer Agent of notice of such conversion and any certificates or instructions, and any other documentation reasonably requested by us or the Transfer Agent. For a description of conversion rights of the Series D Preferred Units on a Change of Control, see “—Redemption and Conversion—Change of Control.”

Optional Redemption

Commencing on June 29, 2021, we may redeem, at our option, in whole or in part, the Series D Preferred Units at a redemption price in cash equal to (i) for any redemption after June 29, 2021 but prior to June 29, 2022, the sum of (a) 110% of the Stated Series D Liquidation Preference, plus (b) an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared or (ii) for any redemption on or after June 29, 2022, the sum of (x) 105% of the Stated Series D Liquidation Preference (y) an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose. If we elect to redeem for cash Series A Preferred Units or Series B Preferred Units pursuant to the terms of the partnership agreement, we must also offer to redeem a corresponding percentage of outstanding Series C Preferred Units, Series C-1 Preferred Units and Series D Preferred Units. If we elect to redeem for cash Series D Preferred Units pursuant to the terms of the partnership agreement, we must also offer to redeem a corresponding percentage of outstanding Series C Preferred Units and Series C-1 Preferred Units. We may undertake multiple partial redemptions.

Redemption Procedures

We will give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any units to be redeemed as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (1) the redemption date, (2) the number of Series D Preferred Units to be redeemed and, if less than all outstanding Series D Preferred Units are to be redeemed, the number (and the identification) of units to be redeemed from such holder, (3) the redemption price, (4) the place where the Series D Preferred Units are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (5) that distributions on the units to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Series D Preferred Units are to be redeemed, the number of units to be redeemed will be determined by us, and such units will be redeemed by such method of selection as the Securities Depository or the Transfer Agent, as applicable, shall determine, pro rata or by lot, with adjustments to avoid redemption of fractional units. So long as all Series D Preferred Units are held of record by the nominee of the Securities Depository, we will give notice, or cause notice to be given, to the Securities Depository of the number of Series D Preferred Units to be redeemed, and the Securities Depository will determine the number of Series D Preferred Units to be redeemed from the account of each of its participants holding such units in its participant account. Thereafter, each participant will select the number of units to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series D Preferred Units for its own account). A participant may determine to redeem Series D Preferred Units from some beneficial owners (including the participant itself) without redeeming Series D Preferred Units from the accounts of other beneficial owners.

So long as the Series D Preferred Units are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series D Preferred Units as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such units is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all distributions on such units will cease to accumulate and all rights of holders of such units as our unitholders will cease, except the right to receive the redemption price, including an amount equal to the accumulated and unpaid distributions through the date fixed for redemption, whether or not declared. We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the units to be redeemed), and the holders of any units so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series D Preferred Units, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request, after which repayment the holders of the Series D Preferred Units entitled to such redemption or other payment shall have recourse only to us.

If only a portion of the Series D Preferred Units represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such units is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such units a new certificate (or adjust the applicable book-entry account) representing the number of Series D Preferred Units represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Series D Preferred Units called for redemption until funds sufficient to pay the full redemption price of such units, including all accumulated and unpaid distributions to the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We and our affiliates may from time to time purchase the Series D Preferred Units, subject to compliance with all applicable securities and other laws. Neither we nor any of our affiliates has any obligation, or any present plan or intention, to purchase any Series D Preferred Units.

Notwithstanding the foregoing, in the event that full cumulative distributions on the Series D Preferred Units and any Parity Securities (including the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series C-1 Preferred Units) have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series D Preferred Units or Parity Securities (including the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series C-1 Preferred Units) except pursuant to a purchase or exchange offer made on the same terms to all holders of Series D Preferred Units and any Parity Securities (including the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series C-1 Preferred Units). Common units and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative distributions on the Series D Preferred Units and any Parity Securities (including the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series C-1 Preferred Units) for all prior and the then-ending distribution periods have been paid or declared and set apart for payment.

Change of Control

If a Cash COC Event (as defined in the partnership agreement) occurs, each Series D Preferred Unit holder may, at its sole discretion, require redemption of each Series D Preferred Unit at the following applicable price (or the Series D Change of Control Redemption Price):

(a) prior to June 29, 2017, 125% of the Stated Series D Liquidation Preference,

(b) during the period commencing on June 29, 2017 and ending June 28, 2018, 120% of the Stated Series D Liquidation Preference,

(c) during the period commencing on the June 29, 2018 and ending on June 28, 2019, 115% of the Stated Series D Liquidation Preference,

(d) during the period commencing on June 29, 2019 and ending on June 28, 2022, 110% of the Stated Series D Liquidation Preference, and

(e) thereafter, 105% of the Stated Series D Liquidation Preference, in each case plus accrued but unpaid distributions.

If a Change of Control which is not a Cash COC Event occurs, each Series D Preferred Unit holder may, at its sole discretion:

(i) if we are not the surviving entity of such Change of Control, require us to use our commercially reasonable efforts to deliver or cause to be delivered to the Series D Preferred Unit holders, in exchange for such Series D Preferred Units, a security in the surviving entity that has substantially similar terms as the Series D Preferred Units (or a Series D Mirror Security);

(ii) if we are the surviving entity of the Change of Control, continue to hold the Series D Preferred Units; or

(iii) require redemption of all of such holder’s Series D Preferred Units at the applicable Series D Change of Control Redemption Price.

If we engage in a Change of Control transaction at such time as we have insufficient funds available to redeem the Series D Preferred Units pursuant to the terms of the partnership agreement or if we are unable to deliver or cause to be delivered to a requesting Series D Preferred Unit holder a Series D Mirror Security, the Series D Preferred Unit holders shall be entitled to (a) take any action otherwise permitted by clauses (i), (ii) or (iii) above, or (b) convert each of such holder’s Series D Preferred Units into a number of common units equal to the quotient of: (x) the applicable Series D Change of Control Redemption Price, plus accrued and unpaid distributions, divided by (y) 95% of the volume-weighted average trading price for the 10 consecutive trading days of the common units ending immediately prior to the date of the closing of such Change of Control.

No Sinking Fund

The Series D Preferred Units will not have the benefit of any sinking fund.

No Fiduciary Duty

We, our general partner, and our general partner’s officers and directors, will not owe any fiduciary duties to holders of the Series D Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Exchange Listing

Our partnership agreement requires us to use commercially reasonable efforts to cause the Series D Preferred Units to be listed on an exchange registered with the SEC under Section 6(a) of the Exchange Act, but we are under no obligation with respect to the satisfaction of listing criteria relating the number of holders of Series D Preferred Units or the public float of market value of the Series D Preferred Units.

THE PARTNERSHIP AGREEMENT

The following is a summary of certain material terms of our partnership agreement, as amended. For additional information, we refer you to our partnership agreement, a copy of which is incorporated herein by reference. A summary of other important provisions of our partnership agreement and the rights and privileges of our common unitholders is included in our registration statement on Form 8-A/A as filed with the SEC on July 29, 2016, including any subsequent amendments or reports filed for the purpose of updating such description.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our general partner, without the approval of our unitholders, other than the limited approval rights of the holders of the Preferred Units. Consent of the holders of at least two-thirds of the outstanding Preferred Units, voting together as a single class, is required prior to, among other things, (a) issuing any parity securities if the cumulative distributions on Preferred Units are in arrears or (b) creating or issuing any senior securities.

We may fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we may issue will be entitled to share equally with the then-existing holders of our common units in distributions. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of our common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, as determined by our general partner, have special voting or other rights to which our common units or Preferred Units are not entitled.

Our general partner’s 2% general partner interest entitles it to receive 2% of all quarterly distributions that we make in respect of our common units prior to liquidation. Upon issuance of certain additional partnership securities (including our common units, but excluding our Preferred Units), our general partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its general partner interest in us at the same percentage level as before the issuance. Our general partner’s 2% interest in us will thus be reduced if we issue certain additional partnership securities and our general partner does not elect to maintain its 2% general partner interest. Our general partner’s 2% interest does not entitle it to receive any portion of distributions made in respect of the Preferred Units and our general partner’s interest will not be affected by the issuance of the Preferred Units. Our general partner and its affiliates also have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest in us, including its interest represented by common units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of us requires the consent of our general partner, in addition to the approval of the holders of common units (including holders of Series C-1 Preferred Units and Series D Preferred Units, voting on an as converted to common basis) representing a majority of outstanding common units (including Series C-1 Preferred Units and Series D Preferred Units on an as converted to common basis). However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners; provided, however, that our general partner owes a contractual duty of good faith and fair dealing to holders of the Preferred Units pursuant to our partnership agreement. In addition, our partnership agreement generally prohibits our general partner, without common unitholder approval, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without limited partner approval.

If conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity.

Our limited partners are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class or series, except for the Preferred Units, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class or series held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in this event is the greater of (x) the average of the daily closing prices of the partnership securities of such class or series over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership securities of such class or series during the 90-day period preceding the date such notice is first mailed.

As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities (except for the Preferred Units) may have the holder’s partnership securities purchased at an undesirable time or price.

Meetings; Voting

Unlike the holders of common stock in a corporation, the holders of our common units have only limited voting rights on matters affecting our business. They have no right to elect our general partner (who manages our operations and activities) or the directors of our general partner, on an annual or other continuing basis. On those matters that are submitted to a vote of common unitholders, each record holder of a common unit may vote according to the holder’s percentage interest in us of all holders entitled to vote on such matter, although additional limited partner interests having special voting rights could be issued.

Holders of the Preferred Units generally have no voting rights. However, the consent of the holders of at least two-thirds of our Series A Preferred Units or Series B Preferred Units, as applicable, voting as a separate class, is required prior to adopting any amendment to our partnership agreement that would have a material adverse effect on the existing terms of our Series A Preferred Units or Series B Preferred Units, respectively. The consent of the holders of at least two-thirds of our Series C-1 Preferred Units or Series D Preferred Units, as applicable, voting as a separate class, is required prior to adopting any amendment to our partnership agreement that would modify any of the existing terms of our Series C-1 Preferred Units or our Series D Preferred Units, as applicable; provided, however, that following any listing of our Series C-1 Preferred Units or our Series D Preferred Units on a national securities exchange, such consent is only required for any amendment to our partnership agreement that would have a material adverse effect on the then-existing terms of our Series C-1 Preferred Units or our Series D Preferred Units, as applicable. Additionally, the consent of the holders of at least two-thirds of the Preferred Units, voting together as a separate class, is required prior to (a) issuing any parity securities if the cumulative distributions payable on any Preferred Units are in arrears or (b) creating or issuing any securities senior to the Preferred Units as to quarterly distributions or distributions upon our dissolution or liquidation. Additionally, the consent of the holders of at least two-thirds of our Series C-1 Preferred Units and our Series D Preferred Units, respectively, voting as separate classes, is required prior to creating or issuing any senior securities. If any transaction representing a Change of Control is submitted to a vote of our limited partners for approval, the Series C-1 Preferred Units and the Series D Preferred Units will have such voting rights with respect to such matter as such Series C-1 Preferred Units or Series D Preferred Units, as applicable, would have if they were converted into common units, at their then-applicable conversion ratio, and shall vote together with the common units as a single class on such matter.

Except as described below regarding a person or group owning 20% or more of any class or series of limited partner interests then outstanding, limited partners as of the record date will be entitled to notice of, and to vote at, any meetings of our limited partners and to act upon matters for which approvals by the holders of such class or series of limited partner interests may be solicited.

Any action that is required or permitted to be taken by our limited partners, or any applicable class or series thereof, may be taken either at a meeting of the applicable limited partners or without a meeting if consents in writing describing the action so taken are signed by holders of the number of limited partner interests necessary to authorize or take that action at a meeting. Meetings of our limited partners may be called by our general partner or by limited partners owning at least 20% of the outstanding limited partner interests of the class or series for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding limited partner interests of the class or series for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the limited partners requires approval by holders of a greater percentage of the limited partner interests, in which case the quorum will be the greater percentage.

If at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a transferee approved by the board of directors of our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class or series of our limited partner interests then outstanding, that person or group will lose voting rights on all of its limited partner interests, except for the Preferred Units, and such limited partner interests may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units and Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units or Preferred Units under our partnership agreement will be delivered to the record holder by us or by our transfer agent.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Teekay Offshore GP L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Summary of Additional Important Provisions of Our Partnership Agreement and Conflicts of Interest Matters

Please also see the summary of important provisions of our partnership agreement and the rights and privileges of our unitholders included in our registration statement on Form 8-A/A as filed with the SEC on July 29, 2016, including any subsequent amendments or reports filed for the purpose of updating such description. In addition to the partnership agreement summary, the Form 8-A/A also describes (a) conflicts of interest that may arise as a result of the relationship between our general partner and its affiliates, including Teekay Corporation, on the one hand, and us and our unaffiliated limited partners on the other hand and (b) the fiduciary duties our general partner owes us, and possible limitations on those duties. Please read “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

CASH DISTRIBUTIONS

Distribution of Available Cash

General

Within approximately 45 days after the end of each quarter, we distribute all of our available cash to common unitholders of record on the applicable record date.

Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs),

•	comply with applicable law, any debt instruments or other agreements,

•	provide funds to pay quarterly distributions on, and to make any redemption payments relating to, the Preferred Units, or

•	provide funds for distributions to our common unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners.

Preferred Units

As of the date of this prospectus, there are 6,000,000 of our Series A Preferred Units, 5,000,000 of our Series B Preferred Units, 8,517,745 of our Series C-1 Preferred Units and 4,000,000 of our Series D Preferred Units issued and outstanding. Our Preferred Units rank senior to our common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. Our Series A Preferred Units and our Series B Preferred Units have a liquidation preference of $25.00 per unit, our Series C-1 Preferred Units have a liquidation preference of $23.95 per unit, and our Series D Preferred Units have a liquidation preference of $25.00 per unit. Our Series A Preferred Units, Series B Preferred Units, Series C-1 Preferred Units and Series D Preferred Units are entitled to cumulative distributions from the date of original issue (other than with respect to the Series C-1 Preferred Units, for which the initial distribution period commenced on and included May 15, 2016), with distributions being calculated at an annual rate of 7.25%, 8.50%, 8.60% and 10.50%, respectively, on the stated liquidation preference and payable quarterly in arrears on the 15th day of February, May, August and November of each year, when, as and if declared by the board of directors of our general partner; provided, however, that for the first eight quarterly distributions, which periods commenced with the distribution period ended August 15, 2016, we may, in our discretion, make distributions on our Series C-1 Preferred Units and Series D Preferred Units in cash, common units, or a combination of cash and common units. If we fail to make any distribution to the holders of our Series C-1 Preferred Units or our Series D Preferred Units, as applicable, the rate at which distributions are calculated increases from 8.60% to 12.60% and from 10.50% to 11.50%, respectively, applied prospectively from the date of the missed distribution to all accrued but unpaid distributions until such amounts are paid in full. Our Series A Preferred Units, our Series B Preferred Units and our Series D Preferred Units may be redeemed, in whole or in part, at any time on or after April 30, 2018, April 20, 2020 and

June 29, 2021, respectively, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared; provided, however, that we may not redeem any Series A Preferred Units or Series B Preferred Units unless we contemporaneously offer to repurchase a corresponding percentage of outstanding Series C-1 Preferred Units and Series D Preferred Units. We may not redeem any Series D Preferred Units unless we contemporaneously offer to repurchase a corresponding percentage of outstanding Series C-1 Preferred Units. The redemption price for any Series C-1 Preferred Units that we redeem as described in the foregoing sentence will be $23.95 per unit plus an amount equal to all accrued and unpaid distributions thereon to the date of redemption. No distribution may be declared or paid or set apart for payment on any common units (other than a distribution payable solely in common units) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Preferred Units through the most recent distribution payment date for the Preferred Units. For additional information about our Series A Preferred Units, Series B Preferred Units, Series C-1 Preferred Units and Series D Preferred Units, please read our Form 8-A filed with the SEC on April 25, 2013, our Form 8-A filed with the SEC on April 17, 2015, our Form 8-A/A filed with the SEC on July 29, 2016, the description of our Series C-1 Preferred Units and Series D Preferred Units set forth in our Report on Form 6-K filed with the SEC on June 30, 2016 and our Fifth Amended and Restated Agreement of Limited Partnership, each of which is incorporated by reference herein.

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient available cash from our operations after we establish cash reserves and pay fees and expenses, including payments to our general partner. In December 2015, we announced the temporary reduction in our quarterly cash distribution to $0.11 per common unit, commencing with the distribution for the fourth quarter of 2015. Our general partner has the authority to determine the amount of our available cash for any quarter. This determination, as well as all determinations made by our general partner, must be made in good faith. There is no guarantee that we will pay the minimum quarterly distribution on our common units in any quarter, and we will be prohibited from making any distributions to our common unitholders if it would cause an event of default, or an event of default is existing, under our credit facilities, or if full cumulative distributions have not been paid or are not contemporaneously being paid or provided for on all outstanding Preferred Units through the most recent distribution payment date for the Preferred Units.

Operating Surplus and Capital Surplus

General

All cash distributed to common unitholders is characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus, for any period, generally means:

•	$15 million; plus

•	all of our cash receipts (including our proportionate share of cash receipts of certain subsidiaries we do not wholly own) after the closing of our initial public offering, excluding cash from (a) borrowings, other than working capital borrowings, (b) sales of equity and debt securities, (c) sales or other dispositions of assets outside the ordinary course of business, (d) termination of interest rate swap agreements, (e) capital contributions or (f) corporate reorganizations or restructurings (items (a)-(f) are referred to herein as “interim capital transactions”); plus

•	working capital borrowings (including our proportionate share of working capital borrowings for certain subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to finance all or any portion of the conversion or construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to pay the conversion or construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay conversion or construction period distributions on equity issued, to finance the conversion or construction projects described in the immediately preceding bullet; less

•	all of our operating expenditures (including our proportionate share of operating expenditures of certain subsidiaries we do not wholly own) after the closing of our initial public offering and the repayment of working capital borrowings, but not (a) the repayment of other borrowings, (b) actual maintenance capital expenditures or expansion capital expenditures or investment capital expenditures, (c) transaction expenses (including taxes) related to interim capital transactions, (d) any Preferred Unit redemption payments or any funds otherwise used by us to repurchase Preferred Units or (e) distributions other than on our Preferred Units; less

•	estimated maintenance capital expenditures and the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to provide funds for future operating expenditures.

If a working capital borrowing, which increases operating surplus, is not repaid during the 12-month period following the borrowing, it is deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it is not treated as a reduction in operating surplus because operating surplus has been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that enables us, if we choose, to distribute as operating surplus up to $15 million of cash we have received or will receive from non-operating sources since the time of our initial public offering, such as asset sales, issuances of securities and long-term borrowing, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus is to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Capital Expenditures

For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by capital assets. To the extent, however, that capital expenditures associated with acquiring or conversion of an existing or new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely consist of capital expenditures made for investment purposes.

Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance capital expenditures include capital expenditures associated with drydocking a vessel or acquiring or converting an existing or a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance capital expenditures also include interest (and related fees) on debt incurred and distributions on equity issued to finance the conversion or construction of a replacement vessel and paid during the conversion or construction period, which we define as the period beginning on the date of entry into a binding conversion or construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund conversion or construction period interest payments, and distributions on such equity, are also considered maintenance capital expenditures.

Because maintenance capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our common unitholders if we subtracted actual maintenance capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement requires that an amount equal to an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, provided that any change must be approved by the board’s conflicts committee. The estimate is made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate is prospective only.

The use of estimated maintenance capital expenditures in calculating operating surplus has the following effects:

•	it reduces the risk that actual maintenance capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the common units for that quarter and subsequent quarters;

•	it reduces the need for us to borrow under our working capital facility to pay distributions; and

•	it is more difficult for us to raise our distribution on our common units above the minimum quarterly distribution and pay incentive distributions to our general partner.

Definition of Capital Surplus

Capital surplus generally is generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Common Unit Cash Distributions

We treat all available cash distributed on our common units as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We treat any amount distributed on our common units in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our common unitholders. For example, it includes a provision that enables us, if we choose, to distribute as operating surplus up to $15 million of cash we have received or will receive from non-operating sources since the time of our initial public offering, such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions on our common units from capital surplus.

Distributions of Available Cash From Operating Surplus

We make distributions of available cash from operating surplus in the following manner:

•	first, 98% to all common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “Incentive Distribution Rights” below.

The percentage interests set forth above assume that our general partner maintains its 2% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution for our common units and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distributions rights to a third party prior to December 31, 2016. Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter we have distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution, then we distribute any additional available cash from operating surplus for that quarter among the common unitholders and our general partner in the following manner:

•	first, 98% to all common unitholders, pro rata, and 2% to our general partner, until each common unitholder receives a total of $0.4025 per unit for that quarter (the “first target distribution”);

•	second, 85% to all common unitholders, pro rata, and 15% to our general partner, until each common unitholder receives a total of $0.4375 per unit for that quarter (the “second target distribution”);

•	third, 75% to all common unitholders, pro rata, and 25% to our general partner, until each common unitholder receives a total of $0.525 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all common unitholders, pro rata, and 50% to our general partner.

The percentage interests set forth above assume that our general partner maintains its 2% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the common unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the common unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the common unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume our general partner has contributed any capital necessary to maintain its 2% general partner interest and has not transferred the incentive distribution rights.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Common Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

Distributions From Capital Surplus

How Distributions From Capital Surplus Are Made

We make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to the initial public offering price of our common units; and

•	thereafter, we make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus on our common units as the repayment of the initial unit price from our initial public offering on December 19, 2006, which is a return of capital. Each time a distribution of capital surplus on our common units is made, the minimum quarterly distribution for the common units and the target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions. However, any distribution of capital surplus on our common units before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution.

Once we distribute capital surplus on a common unit issued in our initial public offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels for our common units to zero. We will then make all future distributions on our common units from operating surplus, with 50% being paid to the holders of common units and 50% to our general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner maintains its 2% general partner interest and has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels for our common units to reflect a distribution of capital surplus, if we combine our common units into fewer units or subdivide our common units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional common units for cash or property.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. Neither the sale of all or substantially all of our property or business, nor the consolidation or merger of us with or into any other entity, individually or in a series of transactions, will be deemed a liquidation. We will apply any proceeds of liquidation available for distribution to our general and limited partners in the manner set forth below.

First, holders of our Series A Preferred Units, Series B Preferred Units, Series C-1 Preferred Units and Series D Preferred Units will have the right to receive the liquidation preference of $25.00 per unit, $25.00 per unit, $23.95 per unit and $25.00 per unit, respectively, plus an amount equal to all accumulated and unpaid distributions thereon to the date of payment, whether or not declared.

After such Preferred Unit distribution, if, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price of our common units for the preceding 20 trading days (or the current market price) is greater than the initial public offering common unit price (less any prior capital surplus distributions and any prior cash distributions made on our common units in connection with a partial liquidation), then the proceeds of the liquidation will be applied as follows:

•	first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units; and

•	thereafter, 50% to all common unitholders, pro rata, 48% to holders of incentive distribution rights and 2% to our general partner.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the initial public offering common unit price (less any prior capital surplus distributions and any prior cash distributions made on our common units in connection with a partial liquidation), then the proceeds of the liquidation will be applied as follows:

•	first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the initial public offering unit price (less any prior capital surplus distributions and any prior cash distributions made on our common units in connection with a partial liquidation); and

•	thereafter, 50% to all common unitholders, pro rata, 48% to holders of incentive distribution rights and 2% to our general partner.

The immediately preceding two paragraphs are based on the assumption that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to prospective Series D Preferred Unit holders and common unitholders and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this prospectus, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Offshore Partners L.P.

This discussion is limited to unitholders who hold their Series D Preferred Units and common units as capital assets for tax purposes. This discussion does not address all tax considerations that may be important to a particular unitholder in light of the unitholder’s circumstances, or to certain categories of unitholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies,

•	traders in securities that have elected the mark-to-market method of accounting for their securities,

•	persons whose functional currency is not the U.S. dollar,

•	persons holding our Series D Preferred Units or common units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,

•	certain U.S. expatriates,

•	financial institutions,

•	insurance companies,

•	persons subject to the alternative minimum tax,

•	persons that actually or under applicable constructive ownership rules own 10% or more of our units, and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Series D Preferred Units or common units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our Series D Preferred Units or common units should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our Series D Preferred Units or common units.

No ruling has been or will be requested from the Internal Revenue Service (or the IRS) regarding any matter affecting us or our unitholders. Instead, we will rely on the opinion of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of the ownership or disposition of our Series D Preferred Units or common units.

Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, unitholders are not directly subject to U.S. federal income tax on our income, but rather are subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our Series D Preferred Units or common units that is for U.S. federal income tax purposes (a) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder), (b) a corporation or other entity taxable as a corporation that was created or organized under the laws of the United States, any state thereof or the District of Columbia, (c) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

We have elected to be taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of PFICs below, any distributions made by us with respect to our Series D Preferred Units (regardless of whether such distributions are paid in either cash or common units) or common units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s Series D Preferred Units or common units, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s Series D Preferred Units or common units will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its Series D Preferred Units or common units and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the Series D Preferred Units or common units for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends paid with respect to our Series D Preferred Units or common units will be treated as foreign source income and generally will be treated as “passive category income.”

Subject to holding period requirements and certain other limitations, dividends received with respect to dividends paid on our Series D Preferred Units or common units by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below). Any dividends received with respect to our Series D Preferred Units or common units not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 5% of a preferred stockholder’s or 10% of a common stockholder’s adjusted tax basis (or fair market value in certain circumstances) in such stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a stockholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our Series D Preferred Units or common units that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such Series D Preferred Units or common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our Series D Preferred Units or common units.

Sale, Exchange or Other Disposition of Series D Preferred Units or Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our Series D Preferred Units or common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise and (b) U.S.-source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of our Series D Preferred Units or common units. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our Series D Preferred Units or common units.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (a) at least 75% of its gross income is “passive” income; or (b) at least 50% of the average value of its assets is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our Series D Preferred Units or common units may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our Series D Preferred Units or common units (which is not within our control) may impact the determination of whether we are a PFIC. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that it is more likely than not that we are not a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations, including:

•	the total payments due to us under each of our time charters and certain of our FPSO contracts are substantially in excess of the current bareboat charter rate for comparable vessels;

•	the income derived from our contracts of affreightment, time chartering activities and certain of our FPSO contracts will be greater than 25% of our total gross income at all relevant times; and

•	the gross value of our vessels servicing our contracts of affreightment, time charters and certain of our FPSO contracts will exceed the gross value of all other assets we own at all relevant times.

An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinion of Perkins Coie LLP may not be sustained by a court if contested by the IRS. Further, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (or a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our Series D Preferred Units or common units, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (or an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in our Series D Preferred Units or common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our Series D Preferred Units or common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our Series D Preferred Units or common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S.Holder’s holding period of our Series D Preferred Units or common units during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s Series D Preferred Units or common units on the “qualification date.” The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our Series D Preferred Units or common units during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our Series D Preferred Units or common units.

Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our Series D Preferred Units or common units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our Series D Preferred Units or common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our Series D Preferred Units or common units and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s Series D Preferred Units or common units at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the Series D Preferred Units or common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the Series D Preferred Units or common units over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our Series D Preferred Units or common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our Series D Preferred Units or common units in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the Series D Preferred Units or common units in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such U.S. Holder held our Series D Preferred Units or common units and for which (a) we were not a QEF with respect to such U.S. Holder and (b) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s Series D Preferred Units or common units exceeds the U.S. Holder’s adjusted tax basis in the Series D Preferred Units or common units at the end of the first taxable year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (a) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our Series D Preferred Units or common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years or, if shorter, the Non-Electing Holder’s holding period for the Series D Preferred Units or common units), and (b) any gain realized on the sale, exchange or other disposition of the Series D Preferred Units or common units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the Series D Preferred Units or common units;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which a U.S. Holder owns Series D Preferred Units or common units, we are a PFIC and the total value of all Series D Preferred Units or common units that such U.S. Holder directly or indirectly holds exceeds certain thresholds, such U.S. Holder generally will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our units. In addition, if a Non-Electing Holder who is an individual dies while owning our Series D Preferred Units or common units, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such Series D Preferred Units or common units.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements as well as the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Consequences of Possible Controlled Foreign Corporation Classification

If CFC Unitholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding units entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of our outstanding units entitled to vote or the total value of all of our outstanding units, we generally would be treated as a controlled foreign corporation, or a CFC.

CFC Unitholders are treated as receiving current distributions of their shares of certain income of the CFC without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to owners of a PFIC. In addition, a person who is or has been a CFC Unitholder may recognize ordinary income on the disposition of units of the CFC. Although we do not believe we are or will become a CFC, U.S. persons owning a substantial interest in us should consider the potential implications of being treated as a CFC Unitholder in the event we become a CFC in the future.

The U.S. federal income tax consequences to U.S. Holders who are not CFC Unitholders would not change in the event we become a CFC in the future.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our Series D Preferred Units or common units under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our Series D Preferred Units or common units.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our Series D Preferred Units or common units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our Series D Preferred Units or common units unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a trade or business within the United States and the, distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Series D Preferred Units or Common Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our Series D Preferred Units or common units unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our units is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of, our Series D Preferred Units or common units to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the Non-Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that the U.S. Holder has failed to report all interest or distributions required to be shown on the U.S. Holder’s U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor, by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following discussion is based upon the opinion of Watson Farley & Williams LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, and the current laws of the Republic of The Marshall Islands and is applicable only to persons who are not citizens of and do not reside in, maintain offices in or engage in business or transactions in the Republic of The Marshall Islands.

Because we, Teekay Offshore Operating L.P. (or OPCO) and our respective subsidiaries do not, and do not expect that we, OPCO or our respective subsidiaries will, be resident in or conduct business, transactions or operations in the Republic of The Marshall Islands, and because all documentation related to this offering has been and will be executed outside of the Republic of The Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a unitholder, so long as you are not a citizen of and do not reside in, maintain offices in, or engage in business or transactions in the Republic of The Marshall Islands. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our Series D Preferred Units or common units, and you will not be required by the Republic of The Marshall Islands to file a tax return relating to our Series D Preferred Units or common units.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Accordingly, each unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of such unitholder.

Canadian Federal Income Tax Considerations

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (or the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of Series D Preferred Units or common units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty ), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada-U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all.

We are considered to be a partnership under Canadian federal income tax law and therefore not a taxable entity for Canadian income tax purposes.

A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by us to the U.S. Resident Holder in respect of such U.S. Resident Holder’s Series D Preferred Units or common units, provided that (a) we do not carry on business in Canada for purposes of the Canada Tax Act and (b) such U.S. Resident Holder does not hold such Series D Preferred Units or common units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gain from the sale, redemption or other disposition of such U.S. Resident Holder’s Series D Preferred Units or common units, provided that, for purposes of the Canada-U.S. Treaty, such Series D Preferred Units or common units do not, and did not at any time in the twelve-month period preceding the date of disposition, form part of the business property of a permanent establishment in Canada of such U.S. Resident Holder.

We believe that our activities and affairs are conducted in such a manner that we are not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of our Series D Preferred Units or common units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is resident and based in Bermuda) provides certain services to Teekay Offshore Partners L.P. and obtains some or all such services under subcontracts with Canadian service providers.

If the arrangements we have entered into result in our being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and, subject to any relief provided under the Canada-U.S. Treaty, would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by us in Canada. The Canada-U.S. Treaty contains a treaty benefit denial rule which may have the effect of denying relief thereunder from Canadian taxation to U.S. Resident Holders in respect of any income attributable to a business carried on by us in Canada.

Although we do not intend to do so, there can be no assurance that the manner in which we carry on our activities will not change from time to time as circumstances dictate or warrant in a manner that may cause U.S. Resident Holders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.

It is the responsibility of each U.S. Resident Holder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of an investment in us. Accordingly, each prospective U.S. Resident Holder is urged to consult, and depend upon, such unitholder’s tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each U.S. Resident Holder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of such unitholder.

PLAN OF DISTRIBUTION

As of the date of this prospectus, we have not been advised by the selling securityholders as to any plan of distribution. The selling securityholders may choose not to sell any of their Series D Preferred Units or common units. Distributions of the Series D Preferred Units or common units by the selling securityholders, or by their partners, pledgees, donees, transferees or other successors in interest may from time to time be offered for sale either directly by the selling securityholders or other person, or through underwriters, dealers or agents or on any exchange on which the Series D Preferred Units or common units may from time to time be traded, in the over-the-counter market, in independently negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The methods by which the Series D Preferred Units or common units may be sold include:

•	underwritten transactions;

•	privately negotiated transactions;

•	exchange distributions and/or secondary distributions;

•	sales in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such Series D Preferred Units or common units at a stipulated price per unit;

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	short sales;

•	through the writing of options on the units, whether or not the options are listed on an options exchange;

•	through the distribution of the units by any selling securityholder to its partners, members or stockholders;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling securityholders may effect such transactions by selling the Series D Preferred Units or common units to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts or commissions from the selling securityholders and may receive commissions from the purchasers of the Series D Preferred Units or common units for whom they may act as agent. The selling securityholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the units against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the Series D Preferred Units and common units for sale under the Securities Act and to indemnify the selling securityholders and each person who participates as an underwriter in the offering of the units against certain civil liabilities, including certain liabilities under the Securities Act.

We will pay the costs and expenses of the registration and offering of the Series D Preferred Units and common units offered hereby. We will not pay any underwriting fees, discounts and selling commissions allocable to the selling securityholder’s sale of Series D Preferred Units or common units, which will be paid by the selling securityholder. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

•	in or through one or more transactions (which may involve crosses and block transactions) or distributions;

•	on the New York Stock Exchange;

•	in the over-the-counter market; or

•	in private transactions.

Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

In connection with sales of the Series D Preferred Units or common units under this prospectus, the selling securityholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the Series D Preferred Units or common units in the course of hedging the positions they assume. The selling securityholders also may sell Series D Preferred Units or common units short and deliver them to close out the short positions or loan or pledge the Series D Preferred Units or common units to broker-dealers that in turn may sell them.

From time to time, one or more of the selling securityholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be a selling securityholder. The number of the selling securityholder’s securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling securityholder’s securities will otherwise remain unchanged. In addition, a selling securityholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the Series D Preferred Units or common units may be deemed to be “underwriters” within the meaning of the Securities Act. To the extent any of the selling securityholders are broker-dealers, they are, according to SEC interpretation, “underwriters” within the meaning of the Securities Act. Underwriters are subject to the prospectus delivery requirements under the Securities Act. If the selling securityholders are deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities under the Securities Act and the Exchange Act.

To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in one or more prospectus supplements. In that event, the discounts and commissions the selling securityholders will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses. We may indemnify underwriters, brokers, dealers and agents against specific liabilities, including liabilities under the Securities Act.

In addition, the selling securityholders may sell Series D Preferred Units or common units in compliance with Rule 144, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than pursuant to this prospectus.

The selling securityholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore,

Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered may be set forth in the accompanying prospectus supplement.

In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may overallot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases the previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Teekay Offshore Partners L.P. is organized under the laws of the Republic of The Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Republic of The Marshall Islands as a limited liability company. The Republic of The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of the directors and officers of our general partner and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of the directors and officers of our general partner are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our general partner, our subsidiaries or the directors and officers of our general partner or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, and we have appointed Watson Farley & Williams LLP to accept service of process on our behalf in any such action.

Watson Farley & Williams LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Republic of The Marshall Islands would (a) recognize or enforce against us, our general partner or our general partner’s directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (b) impose liabilities against us, our general partner or our general partner’s directors and officers in original actions brought in the Republic of The Marshall Islands, based on these laws.

LEGAL MATTERS

Unless otherwise stated in an applicable prospectus supplement, certain legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon, and the validity of the Series D Preferred Units or common units and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson Farley & Williams LLP. Any underwriter will be advised about other issues relating to any offering by its own legal counsel. If certain legal matters in connection with an offering of the Series D Preferred Units or common units made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters for such offering, that counsel will be named in the applicable prospectus supplement related to the offering.

EXPERTS

The consolidated financial statements of Teekay Offshore Partners L.P. as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015, management’s assessment of the effectiveness of internal control over financial reporting of Teekay Offshore Partners L.P. as of December 31, 2015 and the consolidated financial statements of OOG TKP FPSO GmbH & Co KG as of December 31, 2015 and 2014 and for each of the years in the two-year period ended December 31, 2015 filed as Exhibit 15.2 to our Annual Report on Form 20-F for the year ended December 31, 2015, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the December 31, 2015 consolidated financial statements refer to a retrospective change in the method of accounting for debt issuance costs effective December 31, 2015 due to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs.

EXPENSES

The following table sets forth costs and expenses we expect to incur in connection with the issuance and distribution of the securities covered by this prospectus. All amounts are estimated except the SEC registration fee.

U.S. Securities and Exchange Commission registration fee	$13,964.83
Legal fees and expenses	35,000.00
Accounting fees and expenses	15,000.00
Miscellaneous	1,035.17

Total	$65,000.00

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	Indemnification of Directors and Officers

Under its partnership agreement, in most circumstances Teekay Offshore Partners L.P. will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	its general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of the general partner or any departing general partner;

(4)	any person who is or was an officer, director, member or partner of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of the general partner or any departing general partner; or

(6)	any person designated by the general partner.

Any indemnification under these provisions will only be out of the assets of Teekay Offshore Partners L.P. Unless it otherwise agrees, Teekay Offshore Partners L.P.’s general partner will not be liable for, or have any obligation to contribute or lend funds or assets to Teekay Offshore Partners L.P. to enable it to effectuate, indemnification. Teekay Offshore Partners L.P. may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether Teekay Offshore Partners L.P. would have the power to indemnify the person against liabilities under the partnership agreement.

Teekay Offshore Partners L.P. is authorized to purchase (or to reimburse its general partners for the costs of) insurance against liabilities asserted against and expenses incurred by its general partner, its affiliates and such other persons as the general partner may determine and described in the paragraph above, whether or not it would have the power to indemnify such person against such liabilities under the provisions described in the paragraphs above. The general partner has purchased insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

ITEM 9.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

4.1	Fifth Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (incorporated by reference to Exhibit 4.4 to our Report on Form 6-K filed on June 30, 2016 (File No. 001-33198))

5.1	Opinion of Watson Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson Farley & Williams LLP, relating to tax matters

10.1	Series D Preferred Unit and Warrant Purchase Agreement, dated June 22, 2016 and amended as of June 28, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers Named on Schedule A thereto (incorporated by reference to Exhibit 10.2 to our Report on Form 6-K filed on June 30, 2016 (File No. 001-33198))

10.2	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers Named on Schedule A thereto (incorporated by reference to Exhibit 4.3 to our Report on Form 6-K filed on June 30, 2016 (File No. 001-33198))

23.1	Consent of KPMG LLP

23.2	Consent of Watson Farley & Williams LLP (contained in Exhibit 5.1)

23.3	Consent of Perkins Coie LLP (contained in Exhibit 8.1)

24.1	Powers of Attorney (contained on signature page to the registration statement)

*	To be filed by amendment or as an exhibit to a current report on Form 6-K

(b) Financial Statement Schedules.

All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

(c) Reports, Opinions and Appraisals

The following reports, opinions and appraisals are included herein: None.

ITEM 10.	Undertakings

The Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	To include any prospectus required by section 10(a)(3) of the Securities Act;

b.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

c.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs 1(a), 1(b) and 1(c) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph 4 and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by section 10(a)(3) of the Securities Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

5.	That, for the purpose of determining liability under the Securities Act to any purchaser:

a.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

b.

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6.	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a.	Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

b.	Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

c.	The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

d.	Any other communication that is an offer in the offering made by the Registrant to the purchaser.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia on August 19, 2016.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its General Partner

By:	/s/ Peter Evensen

Name:	Peter Evensen
Title:	Chief Executive Officer and Chief Financial Officer

SIGNATURES AND POWER OF ATTORNEY

Each person whose signature appears below appoints Peter Evensen and C. Sean Day, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on August 19, 2016.

Signature	Title

/s/ Peter Evensen Peter Evensen	Chief Executive Officer and Chief Financial Officer (Principal Executive, Financial and Accounting Officer), Director of Teekay Offshore GP L.L.C. and Authorized Representative in the United States

/s/ C. Sean Day C. Sean Day	Chairman and Director of Teekay Offshore GP L.L.C.

/s/ Kenneth Hvid Kenneth Hvid	Director of Teekay Offshore GP L.L.C.

/s/ David L. Lemmon David L. Lemmon	Director of Teekay Offshore GP L.L.C.

/s/ John J. Peacock John J. Peacock	Director of Teekay Offshore GP L.L.C.

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

4.1	Fifth Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (incorporated by reference to Exhibit 4.4 to our Report on Form 6-K filed on June 30, 2016 (File No. 001-33198))

5.1	Opinion of Watson Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson Farley & Williams LLP, relating to tax matters

10.1	Series D Preferred Unit and Warrant Purchase Agreement, dated June 22, 2016 and amended as of June 28, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers Named on Schedule A thereto (incorporated by reference to Exhibit 10.2 to our Report on Form 6-K filed on June 30, 2016 (File No. 001-33198))

10.2	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers Named on Schedule A thereto (incorporated by reference to Exhibit 4.3 to our Report on Form 6-K filed on June 30, 2016 (File No. 001-33198))

23.1	Consent of KPMG LLP

23.2	Consent of Watson Farley & Williams LLP (contained in Exhibit 5.1)

23.3	Consent of Perkins Coie LLP (contained in Exhibit 8.1)

24.1	Powers of Attorney (contained on signature page to the registration statement)

*	To be filed by amendment or as an exhibit to a current report on Form 6-K